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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Ampco-Pittsburgh Corporation
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
032037 10 3
(CUSIP Number)
Louis Berkman
c/o The Louis Berkman Investment Company
P.O. Box 820
Steubenville, Ohio 43952
(614) 283-3722
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	032037 10 3

1	NAMES OF REPORTING PERSONS: The Louis Berkman Investment Company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	54-2095416

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	7	SOLE VOTING POWER:

NUMBER OF		2,363,842

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,363,842

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,363,842

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	032037 10 3

1	NAMES OF REPORTING PERSONS: Louis Berkman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		215,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,366,108(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		215,000

WITH	10	SHARED DISPOSITIVE POWER:

2,366,108(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,581,108

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 2,363,842 shares owned by The Louis Berkman Investment Company, which is substantially controlled by Mr. Berkman. Includes the following shares to which Mr. Berkman has disclaimed beneficial ownership: 1,266 shares hold by the Louis and Sandra Berkman Foundation, of which Mr. Berkman is a trustee, and 1,000 shares owned by his wife.

     This Amendment No. 1 to Schedule 13D (“Amendment”) amends and supplements, in accordance with Rule 13d-2, the Schedule 13D filed on April 28, 2006, by The Louis Berkman Investment Company (“LBIC”), with respect to the Common Stock, par value $1.00 per share (“Common Shares”), of the Ampco-Pittsburgh Corporation (the “Issuer”).
ITEM 4: PURPOSE OF THE TRANSACTION
     This Amendment is being filed to report the exercise by Mr. Berkman of 120,000 options to purchase Common Shares and the sale of such shares. Except as set forth herein, the reporting persons filing this Amendment have no plans or proposals that relate to or would result in any of the actions or events set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Other than Mr. Berkman, the only other officer and/or director of LBIC who beneficially owns Common Shares is Robert A. Paul. As of the date of this report, Mr. Paul, the Chairman of the Issuer, beneficially owns 57,922 Common Shares of the Issuer (excluding 2,363,842 Common Shares owned by LBIC), which includes
•	1,266 Common Shares held by The Louis and Sandra Berman Foundation, of which Mr. Berkman and Mr. Paul are trustees (Mr. Paul disclaims beneficial ownership of such shares); and

•	13,767 Common Shares owned by Mr. Paul’s wife, who is the daughter of Mr. Berkman (Mr. Paul disclaims beneficial ownership of the shares owned by his wife).
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 5, 2007

/s/ Louis Berkman
Louis Berkman

THE LOUIS BERKMAN INVESTMENT COMPANY

/s/ Scott Stevens
By: Scott Stevens
Its: Vice President – Finance

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